

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 31, 2016

Via E-mail
Lindsay A. Rosenwald, M.D.
Chief Executive Officer
CB Pharma Acquisition Corp.
2 Gansevoort Street, 9th Floor
New York, New York 10014

     Re: **CB Pharma Acquisition Corp.**
               Preliminary Proxy Statement on Schedule 14A
               Filed May 20, 2016
               File No. 001-36757

Dear Dr. Rosenwald:

       We have completed our limited review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Russell Mancuso

                       Russell Mancuso
                       Branch Chief
                       Office of Electronics and Machinery

cc: Jeffrey M. Gallant
          Graubard Miller